June 7, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:    Eric McPhee
Jennifer Monick

Re:        Xenia Hotels & Resorts, Inc.
Form 10-K for the year ended December 31, 2023
Form 8-K filed May 2, 2024
File No. 001-36594

Ladies and Gentlemen:

Set forth below is the response of Xenia Hotels & Resorts, Inc (the “Company”), to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 3, 2024 relating to Exhibit 99.1 to the Company’s Form 8-K filed on May 2, 2024 (the “Form 8-K”).

For ease of reference, the text of the comment in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 8-K.

Form 8-K filed May 2, 2024
Exhibit 99.1
Operating Results, page 2

1.We have reviewed your response to comment 1. This measure appears to exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP (i.e., Net Income); thus, Same-Property Hotel Net Income appears to be a non-GAAP measure. To the extent you continue to disclose this measure in future earnings releases or other future filings, please confirm you will include the disclosures required by Item 10(e) of Regulation S-K.

Response: The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company intends to remove the reference to Same-Property Hotel Net Income in future earnings releases. In the event the Company discloses Same-Property Hotel Net Income in future earnings releases or future filings, the Company will include the disclosures required by Item 10(e) of Regulation S-K.

* * *

Should you have any comments or questions regarding the foregoing, please feel free to call me at 407-246-8100. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Atish Shah
Atish Shah
Executive Vice President, Chief Financial Officer and Treasurer

cc:    Taylor C. Kessel, Senior Vice President, General Counsel and Secretary
Joseph T. Johnson, Senior Vice President and Chief Accounting Officer
Cathy Birkeland, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP